Exhibit 11

	2003						2004
	Three Months Ended			Nine Months Ended			Three Months Ended			Nine Months Ended
	September 30,			September 30,			September 30,			September 30,
	Net		Per Share	Net		Per Share	Net		Per Share	Net		Per Share
	Loss	Shares	Amount	Loss	Shares	Amount	Income	Shares	Amount	Income	Shares	Amount
	(In thousands, except per share data)						(In thousands, except per share data)

Basic EPS
Net income (loss) available to common shareholders	$(1,025)	21,002	$(0.05)	$(7,162)	20,977	$(0.34)	$1,221	24,411	$0.05	$981	24,392	$0.04

Effect of Dilutive Securities Stock option plans		—			—			577			978

Dilutive EPS
Net income (loss) available to common shareholders and assumed conversions	$(1,025)	21,002	$(0.05)	$(7,162)	20,977	$(0.34)	$1,221	24,988	$0.05	$981	25,370	$0.04

NOTE: Options to purchase 4.5 million shares of Class A Common Stock were outstanding during the three and nine months ended September 30, 2003, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. Options to purchase 3.3 million and 2.3 million shares of Class A Common Stock were outstanding during the three and nine months ended September 30, 2004, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.